Exhibit 12.1

Computation of Ratio of Earnings to Fixed Charges

	For the Years Ended December 31,
(Dollars in thousands)	2009	2008	2007	2006	2005
Earnings (1)
Income before tax expense	$(66,102)	$271	$41,966	$40,425	$36,636
Fixed charges	39,026	45,269	59,769	48,754	36,150
Other adjustments (2)	-	-	(151)	(25)	-
Total Earnings (a)	(27,076)	45,540	101,584	89,154	72,786

Fixed Charges (1)
Deposit Interest	27,796	29,792	38,757	33,868	24,030
Interest on Borrowings	10,886	15,138	20,519	14,513	11,850
Interest portion of Rental Expense (3)	344	338	342	348	270
Other Adjustments (4)	-	-	151	25	-
Total Fixed Charges (b)	39,026	45,268	59,769	48,754	36,150

Preferred Dividends	2,162	255	-	-	-

Ratio of earnings to fixed charges (a/b)	(0.69)	1.01	1.70	1.83	2.01
Ratio of earnings to fixed charges and preferred dividends	(0.60)	1.01	1.70	1.83	2.01

Earnings, excluding interest on deposits:
Total earnings	$(27,076)	$45,540	$101,584	$89,154	$72,786
Less interest on deposits	27,796	29,792	38,757	33,868	24,030
Total earnings excluding interest on deposits (c)	(54,872)	15,748	62,827	55,286	48,756

Fixed charges, excluding interest on deposits:
Total Fixed Charges	39,026	45,268	59,769	48,754	36,150
Less Interest on Deposits	27,796	29,792	38,757	33,868	24,030
Total Fixed Charges, excluding interest on deposits (d)	11,230	15,476	21,012	14,886	12,120

Ratio of earnings to fixed charges (c/d) (5)	(4.89)	1.02	2.99	3.71	4.02
Ratio of earnings to fixed charges and preferred dividends	(3.94)	1.02	2.99	3.71	4.02

(1)	As defined in Item 503(d) of Regulation S-K.
(2)	For purposes of the "earnings" computation, other adjustments include subtracting interest capitalized.
(3)	The appropriate portion of rental expense (one-third) deemed representative of the interest factor.
(4)	For purposes of the "fixed charges" computation, other adjustments include capitalized interest costs.
(5)
The ratio of earnings to fixed charges, excluding interest on deposits, is being provided as an additional measure to provide comparability to the ratios disclosed by all other issuers of debt securities.